Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund for Utah (the "Fund") was held on September 27, 2002. The holders of shares representing 87% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).


1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

		Lacy B. Herrmann			4,660,186	  856,685
		Gary C. Cornia			5,490,774	  26,097
		William L. Ensign			5,490,774	  26,097
		Diana P. Herrmann			4,656,584	  860,287
		Anne J. Mills			5,490,774	  26,097


2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For			Against		Abstain

		5,481,576		26,524		8,771